UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the Fiscal Year ended December 31, 2014

OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) ) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the period from                      to                     .

Commission file number 1-14642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Financial Services LLC 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address or its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

Or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

Signed by Karen Morse; Director, Employee Benefits

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

December 31, 2014 and 2013

Page
Independent Auditors’ Report	1

Financial Statements:

Statement of Net Assets Available for Plan Benefits As of December 31, 2014 and 2013	3

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2014	4

Notes to Financial Statements as of December 31, 2014 and 2013	5-20

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014	21

Form 5500, Schedule H, Part IV, Line 4j-Schedule of Reportable Transactions - December 31, 2014	23

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

Plan Administrator

ING Financial Services LLC

401(k) Savings Plan

Report on the Financial Statements

We have audited the accompanying statement of net assets available for plan benefits of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and December 31, 2013, and the statement of changes in net assets available for plan benefits for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or errors.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of a material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments; the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

230 Park Avenue, New York, NY 10169 www.pandgassociates.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and December 31, 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i Schedule of Assets (Held at End of Year), as of December 31, 2014, and Schedule H, Line 4j, Schedule of Reportable Transactions - December 31, 2014, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

P&G Associates

New York, NY

June 29, 2015

230 Park Avenue, New York, NY 10169 www.pandgassociates.com

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

As of December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value (notes 3 and 4)	$227,191,450	$215,987,249

Other Assets:
Participant loans	2,146,903	2,026,511
Cash	231,220	288,266
Contributions Receivable	—	2,959

Assets at fair value	229,569,573	218,304,985

Liabilities:
Other Liabilities - Net	—	35,873

Net assets available for plan benefits at fair value	229,569,573	218,269,112

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(578,873)	(446,279)

Net assets available for plan benefits	$228,990,700	$217,822,833

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Interest on participant loans	$108,509
Dividends	10,133,891
Net appreciation (depreciation) of Investments (note 3)	4,930,907

Total investment income (loss)	15,173,307

Contributions:
Employer	4,672,941
Participant	6,394,863
Participant rollover	809,574

Total contributions	11,877,378

Total additions	27,050,685

Deductions from net assets attributed to:
Benefit and withdrawals paid to participants	15,672,010
Administrative expenses (note 2)	210,808

Total deductions	15,882,818

Net increase (decrease) in assets available for plan benefits:	11,167,867

Net assets available for plan benefits:
Beginning of year	217,822,833

End of year	$228,990,700

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of Plan

The following description of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) is provided for only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan, which is sponsored by ING Financial Services LLC (the “Company”), covering all employees of the Company and its participating affiliates and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended.

Eligibility and Participation

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who regularly works more than 21 hours per week (a “Full-Time” employee), is eligible to participate in the Plan on the first day of the month after commencing employment with the Company. Any employee, who regularly works less than 21 hours per week (a “Part-Time” employee), is eligible to participate in the Plan as of the first day of the month after completing one year of service. One year of service means the completion of 1,000 hours of service in a 12-month period.

Benefits

Employees participating in the Plan, or their beneficiaries, are eligible to receive benefit payments upon termination of service by reason of death, permanent disability, normal retirement at or after age 65 or early retirement. Such benefit payments are based on the participant’s vested interest in the fair value of the net assets of the Plan. Upon such termination of service, participants have the option of receiving the value of their account balance either as a lump sum or in monthly installments over a fixed period of years.

Contributions

Eligible employees who elect to participate in the Plan agree to contribute 1% to 100% (Highly Compensated Employees are limited to 20%) of their eligible salaries, as defined. The Company’s contributions are equal to 100% of the employees’ participating contributions up to 6% of the eligible compensation. The Plan permits the participants to contribute to the Plan on a pre-tax and/or post-tax basis. Current law generally limits participant contributions to $17,500 for the Plan year ended December 31, 2014. In addition, employees who are age 50 or older are permitted to make additional contributions of up to $5,500. Withdrawals of contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for new employees receiving distributions from a qualified plan of a former employer.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Investments Elections

A participant may elect to direct the employee contributions to each or any investment fund specified in multiplies of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Vesting

Participants are fully vested in their contributions and earnings thereon. Employees hired on January 1, 2002 or later will be 25% vested in the company match portion of their account with each year of service they complete and fully vested after four years of service (employees hired prior to this date were governed by an alternate vesting plan).

Forfeitures and Administrative Expenses

Forfeitures from non-vested participants’ accounts are used to reduce future Company contributions or to pay for non-investment and administrative expenses. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $195,363 and $104,492, respectively. During 2014, $210,823 of the forfeitures were applied against the Company’s non-investment costs and administrative expenses.

Participants’ Withdrawals

Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1⁄2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant may receive a distribution of the value of his account. Upon the death of a participant, the value of such participant’s account shall be distributed to his beneficiary. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Loans

Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000 with a minimum loan amount of $1,000. Interest is charged to participants based on a rate of the prime rate plus 2%, or other such rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments with the exception of purchasing a home, when the amortization period can extend to 120 months. Loans are repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan. Loan defaults or non-repayment of loan balances by participants are reported as taxable distributions from the loan fund.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Plan Termination

While it has not expressed any intention to do so, the Plan may be terminated or partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Sponsor. In the event of such termination of the Plan, the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the consolidated financial statements.

Investment Valuation

The Plan’s investments are stated at fair value, except as described below. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

An asset or liability’s level is based on the lowest level of any input which is significant to its fair value measurement.

Shares of ING Common Stock ADRs are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Shares of registered investment companies (mutual funds) are valued at published price, which represents the Net Asset Value (“NAV”) of the fund, which is the aggregate value of all assets owned by the fund less any liabilities of the fund, as reported on a major exchange, divided by the total number of shares of the fund held by the Plan at the Plan year end.

Loans to Plan participants are based on amortized cost, which approximates fair value.

Shares of common collective trust funds are valued at stated fair value which represents the NAV based on the underlying assets as determined by the respective fund.

As described in the Plan Accounting – Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”), ASC investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net asset available for Plan benefits of a contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Master Trust has replaced the investment in Met Life Stable Value Fund, series 25053 with the T. Rowe Price Stable Value Common Trust Fund (the “Trust”).

The Master Trust holds an investment in the Trust that is operated by T. Rowe Price Trust Company (the “Trust Company” or “Trustee”). The Trust Company is a wholly owned subsidiary of T. Rowe Price Associates, Inc. (“Price Associates”), which is wholly owned by T. Rowe Price Group, Inc. The Trust operates in accordance with the Amended and Restated Declaration of Trust effective April 15, 2013, and a Supplemental Declaration of Trust effective April 15, 2013 (collectively, the “Declaration of Trust”). The Trust is subject to provisions of the ERISA, as applicable. The investment objectives of the Trust are to maximize current income consistent with the maintenance of principal and to provide for benefit-responsive participant withdrawals at contract value for certain events without penalty or adjustment. The Trust will attempt to achieve these objectives by investing primarily in Guaranteed Investment Contracts (“GIC”) issued by insurance companies; investment contracts issued by banks (“BIC”); structured or Synthetic Investment Contracts (“SIC”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); Separate Account Contracts (“SAC”); and other similar instruments that are intended to maintain a constant net asset value (collectively, “Investment Contracts”).

General: All Investment Contracts that are held by the Trust are entered into directly between the Trust and the issuer of the contract and are nontransferable. Permitted participant-initiated withdrawals refer to withdrawals from the Trust by an employer-sponsored defined contribution plan directly as a result of participant transactions allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Traditional Investment Contracts: Traditional Investment Contracts, such as GICs and BICs, are designed to provide a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company or bank. The issuer accepts a deposit from the Trust and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the Trust and guarantees liquidity at contract value prior to maturity for permitted participant initiated withdrawals from the Trust.

Synthetic Investment Contracts: In contrast with traditional investment contracts, the investments underlying a synthetic structure are owned by the Trust. SICs consist of (1) units of a collective investment Trust, shares of a mutual fund, and/or a portfolio of underlying assets owned by the Trust and (2) a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate generally will reflect, over time, movements in prevailing interest rates. However, at times, the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the Trust but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the Trust’s portfolio. The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrap contract resulting from participant-initiated unit holder contributions to and withdrawals from the Trust. To the extent a SIC’s crediting rate exceeds current market interest rates (e.g., when net gains have been realized or the market value of underlying assets is greater than contract value), the Trust has a deferred benefit that, generally, withdrawing unit holders will not receive. Similarly, to the extent a SIC’s crediting rate is below prevailing interest rates (e.g., when net losses have been realized or the market value of underlying assets is less than contract value), the Trust has deferred recognition of losses that, generally, incoming unit holders will bear through reduced future crediting rates.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Separate Account Contracts: SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant initiated withdrawals from the Trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the Trust to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. Although the underlying portfolio holdings are owned by the issuer, the contract provides that gains and losses on the underlying portfolio generally accrue to the benefit of the Trust and that the contract issuer is entitled to a specified fee. Issuer fees associated with a SAC are paid from the assets held in the separate account underlying the contract and reduce the contract’s crediting rate, thereby reducing interest income earned by the Trust. For the SAC held at year-end, the issuer has retained Price Associates to manage the assets in the underlying portfolio; however, the issuer may replace Price Associates as the investment advisor at will. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC. Upon discontinuance of the contract, the Trust generally may elect that (1) the current market value of the underlying portfolio be paid to the Trust in cash, (2) the underlying portfolio holdings be transferred to the Trust in kind, (3) the contract value be transferred to a benefit-responsive traditional investment contract with the issuer, (4) the contract value be paid to the Trust at a future maturity date, or (5) the contract be terminated in any other mutually agreed-upon manner.

Limitations on Contract Value Transactions and Fully Benefit-Responsive Status of Contracts: The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if the issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Trust without the need to access investment contracts.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Trust of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law, if the Trust or the Trustee suffers an insolvency, or if there is a change in law or accounting standards that makes it impermissible to account for an investment contract on a contract value basis. SICs and SACs also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

There is also no guarantee that the Trust will always be able to have SICs in place with respect to its fixed income securities or that it will be able to invest the desired portion of its assets in investment contracts that are fully benefit-responsive. A SIC or SAC issuer may suffer a bankruptcy or other significant credit event that causes the Trust to no longer be permitted to utilize contract value for such contract. In the event a replacement from another issuer cannot be secured, the Trust will have to recognize currently the fair value of certain assets, possibly including the contract and/or underlying assets. These values may be less than contract value and could result in a loss of principal and/or reduction in earnings with respect to unit holders’ investment in the Trust. Further, in the case of a SAC, the Trust could experience a delay in accessing the assets in the underlying separate account, which, in turn, could result in a further loss of value or earnings. Similarly, a loss of principal or reduction of earnings could occur as a result of a GIC issuer’s bankruptcy or other significant credit event that causes the issuer to not satisfy its payment obligations.

As of December 31, 2014, and for the year then ended, all investment contracts held by the Trust were deemed fully benefit-responsive within the meaning of the ASC. The change in the difference between fair value and contract value of the Trust’s fully benefit-responsive investment contracts during 2014 is reflected below:

	12/31/2014 ($000s)	12/31/2013 ($000s)	Change ($000s)
Net assets at fair value	$11,581,617	$11,197,132	$384,485
Adjustment to contract value	(167,889)	(156,482)	(11,407)

Net assets, at contract value	$11,413,728	$11,040,650	$373,078

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Sensitivity Analysis: The following table is intended to provide the possible reaction of the Trust’s actual year-end weighted average interest crediting rate, before reduction for class expenses, (contract value yield) to various changes in market yields, both with static and decreased net assets. This sensitivity analysis is provided as required by ASC 946 and is not intended to serve as a projection or guarantee of future rates of return to be earned by the Trust. Other market factors not considered in the analysis could also significantly affect actual performance.

	12/31/14	3/31/15	6/30/15	9/30/15	12/31/15
Actual weighted average interest crediting rate (contract value yield)	2.34%
Hypothetical change in current yield and no participant transactions[1]	2.34%	2.31%	2.28%	2.25%	2.22%
Increase of 25%	2.35%	2.35%	2.36%	2.36%	2.36%
Increase of 50%	2.33%	2.38%	2.42%	2.46%	2.50%
Decrease of 25%	2.32%	2.25%	2.18%	2.12%	2.06%
Decrease of 50%	2.29%	2.18%	2.08%	1.99%	1.91%
Hypothetical change in current yield and 10% decrease in net assets [2]	2.54%	2.50%	2.47%	2.43%	2.38%
Increase of 25%	2.55%	2.55%	2.55%	2.55%	2.54%
Increase of 50%	2.53%	2.58%	2.62%	2.66%	2.68%
Decrease of 25%	2.52%	2.44%	2.37%	2.30%	2.22%
Decrease of 50%	2.48%	2.37%	2.26%	2.16%	2.05%

1Assumes an immediate hypothetical change in market yield (relative to current contract value yield), with no change to the duration of the underlying investment portfolio and no contributions or withdrawals.

2Assumes an immediate hypothetical change in market yield (relative to current contract value yield), combined with an immediate, one-time hypothetical 10% decrease in the net assets of the Trust due to participant-initiated unit holder transfers, with no change to the duration of the underlying investment portfolio.

The Average Yields as required by ASC 946, which is the average current yield earned by the Trust, before reduction for expenses, was calculated by dividing the annualized one-day GAAP earnings of the Trust’s December 31, 2014 investments (irrespective of the interest rate credited to unit holders in various classes) by the fair value of the Trust’s investments on that date and was 1.83%.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Also, as required by ASC 946, an average current yield earned by the Trust as adjusted to reflect the actual interest rate credited to unit holders in the zero-fee class was calculated by dividing the annualized one-day earnings credited to unit holders in Class Z on December 31, 2014 (irrespective of the actual earnings of the investments in the Trust), by the fair value of the Trust’s investments on that date and was 2.29%.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Realized gains and losses on the sales of investments and unrealized gains and losses on investments held are recognized in the statements of changes in assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Benefits and Withdrawals

Benefits and withdrawals are recorded when paid.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

3.	Investments

At December 31, 2014 and 2013, the Plan held the following investments:

	2014	2013
At fair value, based on quoted market prices:
Mutual Funds	$170,339,488	$158,505,689
ING Common Stock ADR	6,498,964	7,096,948
At estimated fair value:
Common Trust Funds	50,352,998	50,384,612

Total	$227,191,450	$215,987,249

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

During 2014, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $ 4,930,907 as follows:

Investments	Fair Value
Mutual Funds	$4,393,811
ING Common Stock ADR	(523,501)
Common Trust Funds	1,060,597

Total	$4,930,907

The following table lists investments at December 31, 2014 and 2013 that represent 5% or more of the Plan’s net assets.

	2014	2013
Fidelity Spartan 500 Index Institutional Fund	$42,323,290	$	*
Metlife GAC CL III**	*		40,913,224
T. Rowe Price Stable Value Fund***	39,931,212		*
Schwab S&P 500 Index Fund	*		35,072,016
Harbor Capital Appreciation International	22,488,316		21,521,629
T. Rowe Price Equity Income Fund	15,847,238		15,777,199
Goldman Sachs Growth Opportunities Institutional Fund	15,519,773		*
Goldman Sachs Growth Opp A Fund	*		14,104,090
DFA US Small CAP PORT INSTL	$12,414,418		$11,904,473

* These investments did not represent 5% of the Plan’s net assets available for benefits.

** Stated at Fair Value. Contract value for the year ending December 31, 2014 was $39,352,339.

*** Stated at Fair Value. Contract value for the year ending December 31, 2013 was $40,466,943.

4.	Fair Value Measurements

The Codification establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy provides the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurement) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices, such as a quoted price for similar assets or liabilities, quoted market prices in markets that are active, or model-derived valuation or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s investments measured at fair value on a recurring basis, as of December 31, 2014 and 2013, were as follows:

2014	Total	Level 1	Level 2	Level 3
Equity securities:
ING Group ADR	$6,498,964	$6,498,964	$—	$—
Mutual funds:
Large-cap blend	57,299,117	57,299,117	—	—
Large-cap growth	31,339,266	31,339,266	—	—
Large-cap value	27,927,151	27,927,151	—	—
Mid-cap blend	15,519,773	15,519,773	—	—
Mid-cap growth	13,229,349	13,229,349	—	—
Small-cap blend	12,414,419	12,414,419	—	—
Small-cap growth	4,684,019	4,684,019	—	—
Bond fund	7,926,394	7,926,394	—	—
Common/collective trusts:
Target date Funds	10,421,786	10,421,786	—	—
T. Rowe Price Stable Value Fund	39,931,212	2,976,832	29,600,950	7,353,430

Total	$227,191,450	$190,237,070	$29,600,950	$7,353,430

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

2013	Total	Level 1	Level 2	Level 3
Equity securities:
ING Group ADR	$7,096,948	$7,096,948	$—	$—
Mutual funds:
Large-cap blend	55,292,830	55,292,830	—	—
Large-cap growth	30,764,461	30,764,461	—	—
Large-cap value	31,816,135	31,816,135	—	—
Mid-cap blend	3,393,614	3,393,614	—	—
Mid-cap growth	14,104,090	14,104,090	—	—
Mid-cap value	1,050,928	1,050,928	—	—
Small-cap blend	11,904,473	11,904,473	—	—
Small-cap growth	5,935,084	5,935,084	—	—
Bond fund	4,244,074	4,244,074	—	—
Common/collective trusts:
Target date funds	9,471,388		9,471,388	—
MetLife GAC	40,913,224		40,524,020	389,204

Total	$215,987,249	$165,602,637	$49,995,408	$389,204

For the year ended December 31, 2014 and 2013, the fair value of the wrapper portion of the GAC was $7,166 and $389,204, respectively. The Plan’s policy is to recognize all transfers between levels at the beginning of the reporting period. The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2014 and 2013. All transfers in and out of Level 3 are recognized.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) for the year ended, December 31, 2014:

	CCT Wrapper at Fair Value	Total
Beginning balance - December 31, 2013	$389,204	$389,204
Proceeds of sale (Sale of Trust)	(403,575)	(403,575)
Realized gains (Sale of Trust)	14,371	14,371
Unrealized gains	106	106
Purchases, issuances, and settlements (net)	7,060	7,060
Transfers in and/or out of Level 3	—	—

Ending balance - December 31, 2014	$7,166	$7,166

The amount of total gains or (losses) for the period included in changes in net assets attributable to the change in unrealized gains or losses related to assets still held at the reporting date.	$14,477	$14,477

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) for the year ended, December 31, 2013:

	CCT Wrapper at Fair Value	Total
Beginning balance - December 31, 2012	$390,151	$390,151
Realized gains	—	—
Unrealized (losses)	(947)	(947)
Purchases, issuances, and settlements (net)	—	—
Transfers in and/or out of Level 3	—	—

Ending balance - December 31, 2013	$389,204	$389,204

The amount of total gains or (losses) for the period included in changes in net assets attributable to the change in unrealized gains or losses related to assets still held at the reporting date.	$(947)	$(947)

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2014 and 2013:

Fair Value Estimated Using Net Asset Value per Share December 31, 2014:

Investments	Fair Value	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Collective trust funds - Fidelity Target Date Funds	$10,421,786	Daily	None	1 - 2 days
Collective trust funds - T. Rowe Price Stable Value Funds	$39,931,212	Daily	None	1 - 2 days

Fair Value Estimated Using Net Asset Value per Share December 31, 2013:

Investments	Fair Value	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Collective trust funds - Schwab Target Date Funds	$9,471,388	Daily	None	1 - 2 days
Collective trust funds - MetLife Stable Value Funds	$40,913,224	Daily	None	1 - 2 days

5.	Tax Status

An employee retirement plan qualified under Internal Revenue Code (“IRC”) section 401(a) (qualified plan) is entitled to favorable tax treatment. The Plan has obtained its latest favorable determination letter dated January 27, 2012. The determination expires on January 31, 2016. The determination considered the 2009 Cumulative List of Changes in Plan qualification requirements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

Although the Plan has been subsequently amended since receiving the latest determination letter, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

The Plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

Reconciliation of Financial Statements to Form 5500

There are no reconciling items or differences between the Financial Statements and the Form 5500 relating to net assets available for Plan Benefits as of December 31, 2014, and December 31, 2013.

6.	Risks and Uncertainties

The Plan offers a number of investment options, including ING common stock and a variety of investment funds, some of which are mutual funds and common collective trust funds. The funds include U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of ING common stock fund, which principally invests in a single security.

7.	Related Party Transactions

The recordkeeping and custody functions for the underlying investments held by the Plan are performed by Fidelity Management Trust Company. Certain investments of the Plan are shares of mutual funds and Common Trust Funds advised by affiliates of Fidelity Management Trust Company.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by ING Groep N.V. (“ING”). ING is the ultimate parent of the Company as defined by the Plan.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(Continued)

8.	Subsequent Events

Subsequent events were evaluated through June 29, 2015, which is the date the consolidated financial statements are available to be issued. The Company has determined there are no events requiring adjustments or disclosures in the financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 09324

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2014

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
*	ING Group Common Stock	Common Stock	$5,307,743	$6,498,964
*	American Balanced Fund Class R4	Mutual Fund	7,498,341	7,302,976
	Blackrock Bond Index Fund	Mutual Fund	5,538,505	5,559,918
	DFA U.S. Small Cap Portfolio Institutional Fund	Mutual Fund	11,818,209	12,414,418
	Federated US Govt. Secs	Mutual Fund	3,305,006	3,292,387
	Harbor Capital Appreciation International	Mutual Fund	23,152,459	22,488,316
	PIMCO All Asset Fund Institutional	Mutual Fund	622,140	588,907
	PIMCO High Yield Institutional Fund	Mutual Fund	6,631,708	6,407,580
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund	9,183,297	8,850,950
	T. Rowe Price Equity Income Fund	Mutual Fund	16,269,097	15,847,238
	Templeton Foreign Fund	Mutual Fund	10,258,894	8,787,525
	Templeton Global Bond Fund	Mutual Fund	1,612,866	1,518,814
	Goldman Sachs Growth Opportunities Institutional Fund	Mutual Fund	17,305,524	15,519,773
	Cohen & Steers Institutional Realty Shares	Mutual Fund	5,678,371	6,180,900
	Fidelity Spartan International Index Funds	Mutual Fund	1,481,315	1,403,034
	Fidelity Spartan 500 Index Institutional Fund	Mutual Fund	40,334,221	42,323,291
	Fidelity Spartan Emerging Markets Index Fund	Mutual Fund	129,879	120,993
	Fidelity Spartan Mid Cap Index Fund	Mutual Fund	6,722,131	7,048,449
	Prudential Jennison Small Company Fund	Mutual Fund	5,062,036	4,684,019
*	Schwab S&P 500 Index Fund	Mutual Fund		***
	Perkins Mid Cap Value Fund	Mutual Fund		***
	Jennison Small Company Fund	Mutual Fund		***
	Goldman Sachs Growth Opp F	Mutual Fund		***
	Cohen & Steers Realty	Mutual Fund		***
	Vanguard Total World STK Index	Mutual Fund		***
**	T. Rowe Price Stable Value Fund	Collective Investment Trust	39,352,339	39,931,212

-- 21 --

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 09324

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2014

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost		(e) Current Value
*	Fidelity Freedom K Income Fund	Collective Investment Trust	146,116		144,664
*	Fidelity Freedom K 2010 Fund	Collective Investment Trust	316,360		312,637
*	Fidelity Freedom K 2015 Fund	Collective Investment Trust	61,970		59,877
*	Fidelity Freedom K 2020 Fund	Collective Investment Trust	2,473,153		2,465,701
*	Fidelity Freedom K 2025 Fund	Collective Investment Trust	838		824
*	Fidelity Freedom K 2030 Fund	Collective Investment Trust	4,075,606		4,089,906
*	Fidelity Freedom K 2035 Fund	Collective Investment Trust	15,512		15,263
*	Fidelity Freedom K 2040 Fund	Collective Investment Trust	3,052,186		3,062,783
*	Fidelity Freedom K 2045 Fund	Collective Investment Trust	52,361		52,311
*	Fidelity Freedom K 2050 Fund	Collective Investment Trust	190,966		191,516
*	Fidelity Freedom K 2055 Fund	Collective Investment Trust	26,347		26,304
*	Metlife GAC CL III SERIAL 25053 CL 0	Collective Investment Trust			***
*	Schwab Managed Retirement Trust 2010 CL1	Collective Investment Trust			***
*	Schwab Managed Retirement Trust 2020	Collective Investment Trust			***
*	Schwab Managed Retirement Trust 2030	Collective Investment Trust			***
*	Schwab Managed Retirement Trust 2040	Collective Investment Trust			***
*	Schwab Managed Retirement Trust 2050	Collective Investment Trust			***
	Participant Loans	Interest rates range from 5.25% - 5.25%	-0	-	2,146,903
		with maturities ranging from 1 year to 8 years			***
	Cash/Money Market Accounts		231,220		231,220

					$229,569,573

*	Parties-in-interest as defined by ERISA
**	Stated at fair value, contract value was $39,352,339
***	Funds were sold during the year

See accompanying independent auditors’ report.

-- 22 --

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 09324

Schedule H, Line 4j - Schedule of Reportable Transactions

December 31, 2014

(a) Identity of issue, Borrower or similar party	(b) Description of Investment	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expenses Incurred with Transactions	(g) Cost of asset	(h) Current Value on Transaction date	(i) Net gain or (Loss)
Goldman Sachs Growth Opportunities Institutional Fund	Mutual Fund	15,073,582				15,073,582
Goldman Sach Growth Opp F	Mutual Fund	15,988,389	16,782,280			15,988,389	16,782,280	793,891
Fidelity Spartan 500 Index Institutional Fund	Mutual Fund	42,054,642				42,054,642
Schwab S&P 500 Index Fund	Mutual Fund	39,529,988	42,461,125			39,529,988	42,461,125	2,931,137

See accompanying independent auditors’ report.

-- 23 --

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Financial Services LLC 401(k) Savings Plan

By:	/s/ Karen Morse
Karen Morse, Director of the Employee Benefits Form 11-K 401K savings plan 2014 filing

Dated: June 30, 2015